

Ivy INVESTMENTS®

INVESTED 529 PLAN

Annual Report

DECEMBER 31, 2018

	Ticker
InvestEd Aggressive Portfolio	WAGPX
InvestEd Growth Portfolio	WAGRX
InvestEd Balanced Portfolio	WBLAX
InvestEd Conservative Portfolio	WICAX
InvestEd Income Portfolio	WICPX
InvestEd Fixed Income Portfolio	WFXPX

Beginning on January 1, 2021, as permitted by regulations adopted by the U.S. Securities and Exchange Commission (SEC), paper copies of the Funds' Annual and Semiannual Shareholder Reports no longer will be sent by mail, unless you specifically request paper copies of the reports. Instead, the reports will be made available on the Ivy Investments website (www.ivyinvestments.com), and you will be notified by mail each time a report is posted, and provided with a website link to access the report.

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CONTENTS

This report is submitted for the general information of the shareholders of InvestEd Portfolios. It is not authorized for distribution to prospective investors in the Portfolios unless preceded or accompanied by a current InvestEd Portfolios prospectus along with the InvestEd Program Overview and Ivy InvestEd 529 Plan Account Application.

Non-residents of Arizona or taxpayers of states other than Arizona should consider participating in the 529 plan(s) available in their state of residence, as such plan(s) may offer more favorable state income tax or other benefits than those offered under the Ivy InvestEd 529 Plan. Please consult your CPA or other tax advisor regarding your personal tax situation.



Philip J. Sanders, CFA

Dear Shareholder,

While most of the fiscal year remained relatively calm, dramatic market volatility returned in the final quarter of 2018. The U.S. stock market, which had hit record highs during 2018, concluded the year with the worst quarter for U.S. equities since 2011 and the S&P 500 Index was down 6.24% over the 12-month period. As the year progressed, trade disputes, geopolitical tensions and uncertain global growth rates provided a choppy ride for investors.

The U.S. economy is likely to finish 2018 with the strongest growth rate since the Great Recession that began 10 years ago. Our optimism is tempered somewhat for 2019 as we forecast U.S. gross domestic product (GDP) growth stabilizing around 2.5% with the possibility of further deceleration during the year.

The U.S. Federal Reserve (Fed) has indicated that short-term interest rates are close to what it believes to be neutral, meaning that policy is neither loose nor restrictive. We believe slower economic growth and lower oil prices will keep inflation well contained in early 2019, which is why the Fed decided to take a more dovish tone and ease its pace of quarterly rate hikes. Our base case belief is the Fed will raise rates once, possibly twice, in 2019.

The deterioration in eurozone economic data seems to be waning following an agreement between the U.S. and European Union (EU) to discuss a reduction in tariffs on industrial goods. Brexit negotiations between the U.K. and EU continue to be choppy, which has caused some delays in anticipated capital spending for the eurozone. While we believe the two parties will come to a resolution for the U.K.'s exit from the EU, the ongoing negotiations may cause lingering economic tumult until a deal can be reached.

Emerging markets faced multiple headwinds over the year, namely a strong dollar, China's focus on deleveraging and regulations, trade wars, volatile energy prices and increased geopolitical risks. By comparison, U.S. equities benefitted from a more attractive growth rate, which was the result of tax reform, lower regulatory pressures and repatriation of overseas earnings.

The U.S.-China trade negotiations remain front and center for many emerging market economies. Any resolution to trade disputes would be critical not just for China, but also its Asian trading counterparts like South Korea and Taiwan. As such, we are cautiously optimistic for a status quo on the trade war without further escalations. We believe China has started loosening policy on the domestic front and we anticipate an easing of regulatory, monetary and fiscal policy as well, which should be supportive of the domestic economy. We believe emerging markets continue to offer a sound longer term fundamental outlook; however, market volatility is likely to persist until there is more clarity surrounding potential risks.

Overall, volatility was the name of the game across the fiscal year. Several forces conspired to create this environment, including macro events like the global trade slowdown and tightening monetary policy, as well as the staggering of the FAANG (Facebook, Apple, Amazon, Netflix and Google-parent Alphabet) stocks, which have been a major equities catalyst over the past couple of years.

Looking ahead, we believe the markets are likely to remain choppy for some time, although the landscape should present more selective opportunities, with greater emphasis on the fundamentals and quality of asset classes and sectors.

We believe it is important to stay focused on the fundamentals and merits of individual market sectors, industries and companies when making investment decisions. Those fundamentals historically have tended to outweigh external factors such as government policies and regulations. While those can affect every business and investor, we think the innovation and management skill within individual companies ultimately drive long-term stock prices.

Economic Snapshot

	12/31/18	12/31/17
S&P 500 Index	2,506.85	2,673.61
MSCI EAFE Index	1,719.88	2,050.79
10-Year Treasury Yield	2.69%	2.40%
U.S. unemployment rate	3.9%	4.1%
30-year fixed mortgage rate	4.55%	3.99%
Oil price per barrel	$ 45.41	$ 60.42

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Philip J Sanders

Philip J. Sanders, CFA
President

The opinions expressed in this letter are those of the President of the InvestEd Portfolios and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

DECEMBER 31, 2018 (UNAUDITED)



Chace Brundige



Aaron Young



W. Jeffery Surles

Below, Chace Brundige, CFA, W. Jeffery Surles, CFA and Aaron Young, portfolio managers of the InvestEd Portfolios, discuss positioning, performance and results for the fiscal year ended December 31, 2018. Mr. Brundige, who has 25 years of industry experience, has managed the InvestEd Portfolios since June 2016. Mr. Young, who has 13 years of industry experience, has managed the Portfolios since October 2016. Mr. Surles, who has 17 years of industry experience, has managed the Portfolios since April 2018. Portfolio Manager Cynthia Prince-Fox retired from the firm in April 2018.

Fiscal Year Performance

For the 12 Months Ended December 31, 2018

InvestEd Aggressive Portfolio	
Including Sales Charge	-9.53%
Without Sales Charge	-7.21%
10% Bloomberg Barclays U.S. Universal Index + 29% MSCI ACWI ex U.S.A. Index + 61% Russell 3000 Index	-7.28%
InvestEd Balanced Portfolio	
Including Sales Charge	-6.81%
Without Sales Charge	-4.41%
9% Bloomberg Barclays 1-5 Year U.S. Government/Credit Index + 31% Bloomberg Barclays U.S. Universal Index + 18% MSCI ACWI ex U.S.A. Index + 42% Russell 3000 Index	-4.55%
InvestEd Conservative Portfolio	
Including Sales Charge	-4.93%
Without Sales Charge	-2.52%
14% Bloomberg Barclays 1-5 Year U.S. Government/Credit Index + 46% Bloomberg Barclays U.S. Universal Index + 11% MSCI ACWI ex U.S.A. Index + 29% Russell 3000 Index	-2.83%
InvestEd Fixed Income Portfolio	
Including Sales Charge	-1.87%
Without Sales Charge	0.68%
75% Bloomberg Barclays 1-5 Year U.S. Government/Credit Index + 25% Bloomberg Barclays U.S. Universal Index	0.97%
InvestEd Growth Portfolio	
Including Sales Charge	-8.18%
Without Sales Charge	-5.85%
6% Bloomberg Barclays 1-5 Year U.S. Government/Credit Index + 19% Bloomberg Barclays U.S. Universal Index + 24% MSCI ACWI ex U.S.A. Index + 51% Russell 3000 Index	-5.93%
InvestEd Income Portfolio	
Including Sales Charge	-3.78%
Without Sales Charge	-1.32%
31% Bloomberg Barclays 1-5 Year U.S. Government/Credit Index + 44% Bloomberg Barclays US Universal Index + 6% MSCI ACWI ex U.S.A. Index + 19% Russell 3000 Index	-1.39%
Benchmark Performance	
Bloomberg Barclays 1-5 Year U.S. Government/Credit Index (generally reflects the performance of securities representing the bond market with greater than one and less than five years until maturity)	1.38%
Bloomberg Barclays U.S. Universal Index (generally reflects the performance of USD-denominated, taxable bonds that are rated either investment grade or high-yield)	-0.26%

MSCI ACWI ex USA Index (generally reflects the performance of large- and mid-capitalization stocks across developed and emerging markets, excluding the U.S.)	-14.20%
Russell 3000 Index (generally reflects the performance of large-capitalization U.S. stocks)	-5.24%

For additional performance information for each Portfolio, please see the Comparison of Change in Value of a $10,000 Investment and the Average Annual Total Return information for each Portfolio found in this report.

Please note that the Portfolio returns include applicable investment fees and expense, whereas the index returns do not include any such fees. Portfolio performance discussed below excludes applicable sales charge. Because each Portfolio typically invests in a variety of mutual funds that invest in multiple asset classes, we compare each Portfolio's results to multiple benchmark indexes.

A year in review

Following very robust returns in 2017, 2018 turned out to be a rather volatile year of equity returns. A mixture of factors drove that market volatility: Federal Reserve (Fed) tightening, a significantly stronger U.S. dollar, disturbing trade rhetoric, U.S. government shutdown, Brexit concerns, continued fiscal challenges in the European Union, volatile commodity markets, and slower growth in China and emerging markets generally, to name a few.

Following a particularly difficult fourth quarter for markets, the InvestEd Portfolios completed the fiscal year with negative total returns except for the InvestEd Fixed Income Portfolio, which had a positive return. These returns were reflective of broadly challenging asset markets in 2018, as reflected by the Portfolios' benchmarks. The benchmark representing U.S. equities, the Russell 3000 Index, declined more than 5% and the benchmark representing international equities, the MSCI ACWI ex USA Index, declined more than 14% over the period. Fixed-income returns were mixed and did not provide much ballast to offset the headwind of negative equity returns over the year. On a relative basis, however, each InvestEd Portfolio outperformed its respective blended policy benchmark before the effect of sales charges, excluding the InvestEd Fixed Income Portfolio, which only moderately underperformed its blended policy benchmark before the effects of sales charges. The performance of the Portfolios reflects the mix of returns in the underlying funds during the quarter and their allocation weightings.

Changes to exposure in 2018

Throughout 2018, the InvestEd Portfolios maintained allocation targets at the midpoint of their target ranges with respect to both the fixed income and equity asset classes. These targets are as follows: Aggressive: 90% equity, 10% fixed income; Growth: 75% equity, 25% fixed income; Balanced: 60% equity, 40% fixed income; Conservative: 40% equity, 60% fixed income; Income: 25% equity, 75% fixed income; Fixed Income: 0% equity, 100% fixed income.

Although the Portfolios maintained neutral allocations with respect to each asset class, the Portfolios undertook some changes in the underlying mix of funds within each asset class during the period. Particularly in mid-2018, the Portfolios reduced a slight overweight to international equity versus U.S. equity to a more neutral allocation compared to the benchmarks. In addition to neutralizing the international/domestic tilt of the equity allocation, the mix of equity funds was altered to moderate exposure to growth equity styles after a long run of outperformance and increase exposure to styles favoring higher quality, more stable securities and those with greater dividend support.

Simultaneously, within the fixed income asset class, the Portfolios began to reduce what had been a beneficial overweight to credit exposure and increased exposure to U.S. Treasury securities. In the fourth quarter of 2018, the Portfolios furthered this rotation within the fixed income asset class away from credit exposure toward higher quality U.S. Treasury securities. The Portfolios undertook this re-allocation because credit-based exposure typically correlates more closely to equity returns while U.S. Treasuries offered both a better opportunity for yield after a series of interest rate increases by the Fed and the potential for a diversifying asset should equity returns decline.

Each of these allocation shifts proved beneficial to shareholders over the period as international underperformed domestic equities, the growth style underperformed significantly in the second half of the fiscal period and Treasuries added positive returns in the fourth quarter when equity assets declined precipitously and credit exposure underperformed.

2019 outlook

Our view is that the state of the U.S. economy, while slowing, remains in good condition. Unemployment is quite low, wages are rising, inflation remains at moderate levels and oil prices have fallen, which can benefit consumer spending. The Fed has been tightening monetary policy but has recently signaled to markets its willingness to pause and real rates remain rather low, potentially diminishing the risk that the Fed has significantly over-tightened as in previous cycles.

However, myriad risk factors remain. The combination of Fed rates hikes with balance sheet run-off will have to be monitored closely in a difficult global environment where no other major central banks are tightening as U.S. dollar strength is a mitigating factor on corporate earnings growth. The global trade issue is a major threat to earnings and therefore equity markets and the global growth outlook remains dim, although China is attempting to stimulate its economy.

However, the market has begun discounting many of these risk factors and stocks are significantly cheaper than a quarter ago and should markets experience relief in the trade war, looser monetary policy, a softer dollar or a re-acceleration of growth, we would expect valuations to again improve as sentiment worsened to a point that sometimes signifies at least short-term capitulation in the fourth quarter.

Given this balanced but cautious outlook, the InvestEd Portfolios remain positioned with slightly lower anticipated total risk relative to benchmark. Equity allocations are rather neutral with respect to geography, industry, and style such that the most significant driver of our relative returns should be our underlying active managers' ability to add value through security selection in more volatile markets. The fixed-income portion remains allocated to slightly shorter-duration and higher quality securities that may offer a diversification benefit to the equity allocation should markets experience a continued risk-off scenario.

Past performance is not a guarantee of future results. As with any mutual fund, the value of each Portfolio's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Portfolios' prospectus.

The ability of a Portfolio to meet its investment objective depends both on the allocation of its assets among the underlying funds and the ability of those funds to meet their respective investment objectives. Each Portfolio's share price will likely change daily based on the performance of the underlying funds in which it invests. In general, a Portfolio is subject to the same risks as those of the underlying funds it holds.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of any of the InvestEd Portfolios.

(UNAUDITED)



InvestEd Aggressive Portfolio[1]	$9,532
Blended Index^	$9,837
Bloomberg Barclays U.S. Universal Index	$9,016
MSCI ACWI ex U.S.A. Index	$8,986
Russell 3000 Index	$10,192

^Blended Index is computed using a combination of 10% Bloomberg Barclays U.S. Universal Index + 29% MSCI ACWI ex U.S.A. Index + 61% Russell 3000 Index.



InvestEd Growth Portfolio[1]	$23,475
Blended Index^^	$24,521
Bloomberg Barclays 1-5 Year U.S. Government/Credit Index	$12,295
Bloomberg Barclays U.S. Universal Index	$12,295
MSCI ACWI ex U.S.A. Index	$18,899
Russell 3000 Index	$14,884

^^Blended Index is computed using a combination of 6% Bloomberg Barclays 1-5 Year U.S. Government/Credit Index + 19% Bloomberg Barclays U.S. Universal Index + 24% MSCI ACWI ex U.S.A. Index + 51% Russell 3000 Index.

See footnotes on page 10.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT INVESTED PORTFOLIOS



InvestEd Balanced Portfolio[1]	$19,002
Blended Index^^^	$22,373
Bloomberg Barclays 1-5 Year U.S. Government/Credit Index	$12,295
Bloomberg Barclays U.S. Universal Index	$12,295
MSCI ACWI ex U.S.A. Index	$18,899
Russell 3000 Index	$14,884

^^^Blended Index is computed using a combination of 9% Bloomberg Barclays 1-5 Year U.S. Government/Credit Index + 31% Bloomberg Barclays U.S. Universal Index + 18% MSCI ACWI ex U.S.A. Index + 42% Russell 3000 Index.



InvestEd Conservative Portfolio[1]	$14,992
Blended Index^^^^	$19,506
Bloomberg Barclays 1-5 Year U.S. Government/Credit Index	$12,295
Bloomberg Barclays U.S. Universal Index	$12,295
MSCI ACWI ex U.S.A. Index	$18,899
Russell 3000 Index	$14,884

^^^^Blended Index is computed using a combination of 14% Bloomberg Barclays 1-5 Year U.S. Government/Credit Index + 46% Bloomberg Barclays U.S. Universal Index + 11% MSCI ACWI ex U.S.A. Index + 29% Russell 3000 Index.

See footnotes on page 10.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT INVESTED PORTFOLIOS

(UNAUDITED)


InvestEd Income Portfolio(1) $9,772
Blended Index^^^^^ $10,025
Bloomberg Barclays 1-5 Year U.S. Government/Credit Index $10,094
Bloomberg Barclays U.S. Universal Index $10,094
MSCI ACWI ex U.S.A. Index $8,986
Russell 3000 Index $9,996
$12,000
$11,000
$10,000
$9,000
$8,000
9-18 2017
12-31 2017
12-31 2018

^^^^^ Blended Index is computed using a combination of 31% Bloomberg Barclays 1-5 Year U.S. Government/Credit Index + 44% Bloomberg Barclays U.S. Universal Index + 6% MSCI ACWI ex U.S.A. Index + 19% Russell 3000 Index.


InvestEd Fixed Income Portfolio(1) $9,813
Blended Index^^^^^^ $10,070
Bloomberg Barclays 1-5 Year U.S. Government/Credit Index $10,094
Bloomberg Barclays U.S. Universal Index $9,996
$12,000
$11,000
$10,000
$9,000
9-18 2017
12-31 2017
12-31 2018

^^^^^^ Blended Index is computed using a combination of 75% Bloomberg Barclays 1-5 Year U.S. Government/Credit Index + 25% Bloomberg Barclays U.S. Universal Index.

See footnotes on page 10.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT INVESTED PORTFOLIOS

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	InvestEd Aggressive Portfolio	InvestEd Growth Portfolio	InvestEd Balanced Portfolio	InvestEd Conservative Portfolio	InvestEd Income Portfolio	InvestEd Fixed Income Portfolio
1-year period ended 12-31-18	-9.53%	-8.18%	-6.81%	-4.93%	-3.78%	-1.87%
5-year period ended 12-31-18	—	4.05%	3.20%	1.79%	—	—
10-year period ended 12-31-18	—	8.91%	6.63%	4.13%	—	—
Since inception of Portfolio[3] through 12-31-18	-3.66%	—	—	—	-1.78%	-1.46%

(2)Data quoted is past performance and is based on a deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for each Portfolio's most recent month-end performance. Shares carry a maximum front-end sales load of 2.50%.

(3)9-18-17 InvestEd Aggressive Portfolio, 9-18-17 InvestEd Income Portfolio, and 9-18-17 InvestEd Fixed Income Portfolio (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

(UNAUDITED)

Expense Example

As a shareholder of a Portfolio, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Portfolio expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. As a shareholder in the underlying Ivy Funds, your Portfolio will indirectly bear its pro rata share of the expenses incurred by the underlying funds. These expenses are not included in a Portfolio's annualized expense ratio or the expenses paid during the period. These expenses are, however, included in the effective expenses paid during the period. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended December 31, 2018.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7. 5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid during Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. You should consider the additional fees that were charged to your Portfolio account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses based on the Portfolio's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Portfolio's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Portfolio and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), or exchange fees. Therefore, the second section of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
Portfolio	Beginning Account Value 6-30-18	Ending Account Value 12-31-18	Expenses Paid During Period*	Beginning Account Value 6-30-18	Ending Account Value 12-31-18	Expenses Paid During Period*	
InvestEd Aggressive Portfolio	$1,000	$ 919.10	$1.25	$1,000	$1,023.94	$1.32	0.25%
InvestEd Growth Portfolio	$1,000	$ 934.90	$1.26	$1,000	$1,023.94	$1.32	0.25%
InvestEd Balanced Portfolio	$1,000	$ 952.70	$1.27	$1,000	$1,023.94	$1.32	0.25%
InvestEd Conservative Portfolio	$1,000	$ 974.80	$1.28	$1,000	$1,023.94	$1.32	0.25%
InvestEd Income Portfolio	$1,000	$ 990.70	$1.29	$1,000	$1,023.94	$1.32	0.25%
InvestEd Fixed Income Portfolio	$1,000	$1,013.90	$ 1.31	$1,000	$1,023.94	$1.32	0.25%

*Portfolio expenses are equal to the Portfolio's annualized expense ratio (provided in the table), multiplied by the average account value over the period, multiplied by 184 days in the six-month period ended December 31, 2018, and divided by 365.

(1)This section uses the Portfolio's actual total return and actual Portfolio expenses. It is a guide to the actual expenses paid by the Portfolio in the period. The "Ending Account Value" shown is computed using the Portfolio's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Portfolio. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Portfolio expenses. It helps to compare the Portfolio's ongoing costs with other mutual funds. A shareholder can compare the Portfolio's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other Portfolios.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads or exchange fees.

ALL DATA IS AS OF DECEMBER 31, 2018 (UNAUDITED)

InvestEd Aggressive Portfolio – Asset Allocation

Ivy International Core Equity Fund, Class N	14.0%
Ivy ProShares MSCI ACWI Index Fund, Class N	13.9%
Ivy Value Fund, Class N	12.2%
Ivy Large Cap Growth Fund, Class N	10.0%
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	7.9%
Ivy Emerging Markets Equity Fund, Class N	6.7%
Ivy Mid Cap Income Opportunities Fund, Class N	6.7%
Ivy Government Securities Fund, Class N	5.9%
Ivy Mid Cap Growth Fund, Class N	5.8%
Ivy Core Equity Fund, Class N	4.4%
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	2.7%
Ivy Limited-Term Bond Fund, Class N	2.7%
Ivy Small Cap Growth Fund, Class N	2.2%
Ivy LaSalle Global Real Estate Fund, Class N	2.0%
Ivy Securian Core Bond Fund, Class N	1.3%
Ivy High Income Fund, Class N	0.5%
Ivy Small Cap Core Fund, Class N	0.5%
Ivy Global Bond Fund, Class N	0.3%
Ivy Corporate Bond Fund, Class N	0.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.3%

InvestEd Growth Portfolio – Asset Allocation

Ivy Government Securities Fund, Class N	12.7%
Ivy International Core Equity Fund, Class N	11.9%
Ivy ProShares MSCI ACWI Index Fund, Class N	11.8%
Ivy Value Fund, Class N	10.1%
Ivy Limited-Term Bond Fund, Class N	9.5%
Ivy Large Cap Growth Fund, Class N	8.4%
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	6.9%
Ivy Mid Cap Income Opportunities Fund, Class N	5.2%
Ivy Emerging Markets Equity Fund, Class N	5.1%
Ivy Mid Cap Growth Fund, Class N	4.3%
Ivy Core Equity Fund, Class N	3.4%
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	2.4%
Ivy Securian Core Bond Fund, Class N	2.1%
Ivy Small Cap Growth Fund, Class N	1.9%
Ivy LaSalle Global Real Estate Fund, Class N	1.5%
Ivy High Income Fund, Class N	1.3%
Ivy Small Cap Core Fund, Class N	0.5%
Ivy Global Bond Fund, Class N	0.5%
Ivy Corporate Bond Fund, Class N	0.3%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.2%

See footnotes on page 14.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF DECEMBER 31, 2018 (UNAUDITED)

InvestEd Balanced Portfolio – Asset Allocation

Ivy Government Securities Fund, Class N	18.6%
Ivy Limited-Term Bond Fund, Class N	15.0%
Ivy ProShares MSCI ACWI Index Fund, Class N	8.8%
Ivy International Core Equity Fund, Class N	8.8%
Ivy Value Fund, Class N	7.6%
Ivy Large Cap Growth Fund, Class N	7.4%
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	6.5%
Ivy Mid Cap Income Opportunities Fund, Class N	4.7%
Ivy Securian Core Bond Fund, Class N	4.7%
Ivy Emerging Markets Equity Fund, Class N	4.1%
Ivy Mid Cap Growth Fund, Class N	4.1%
Ivy Core Equity Fund, Class N	2.4%
Ivy High Income Fund, Class N	1.8%
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	1.4%
Ivy Small Cap Growth Fund, Class N	1.2%
Ivy LaSalle Global Real Estate Fund, Class N	1.0%
Ivy Global Bond Fund, Class N	1.0%
Ivy Corporate Bond Fund, Class N	0.5%
Ivy Small Cap Core Fund, Class N	0.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.2%

See footnotes on page 14.

InvestEd Conservative Portfolio – Asset Allocation

Ivy Government Securities Fund, Class N	26.6%
Ivy Limited-Term Bond Fund, Class N	23.8%
Ivy Securian Core Bond Fund, Class N	6.7%
Ivy Large Cap Growth Fund, Class N	5.8%
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	5.5%
Ivy ProShares MSCI ACWI Index Fund, Class N	5.3%
Ivy International Core Equity Fund, Class N	5.3%
Ivy Value Fund, Class N	5.2%
Ivy Mid Cap Growth Fund, Class N	2.8%
Ivy Mid Cap Income Opportunities Fund, Class N	2.8%
Ivy High Income Fund, Class N	2.2%
Ivy Emerging Markets Equity Fund, Class N	2.0%
Ivy Global Bond Fund, Class N	1.5%
Ivy Core Equity Fund, Class N	1.4%
Ivy Corporate Bond Fund, Class N	0.8%
Ivy LaSalle Global Real Estate Fund, Class N	0.7%
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	0.7%
Ivy Small Cap Growth Fund, Class N	0.5%
Ivy Small Cap Core Fund, Class N	0.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.2%

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF DECEMBER 31, 2018 (UNAUDITED)

InvestEd Income Portfolio – Asset Allocation

Ivy Limited-Term Bond Fund, Class N	37.0%
Ivy Government Securities Fund, Class N	27.7%
Ivy Securian Core Bond Fund, Class N	5.6%
Ivy Large Cap Growth Fund, Class N	3.8%
Ivy Value Fund, Class N	3.7%
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	3.3%
Ivy International Core Equity Fund, Class N	3.1%
Ivy ProShares MSCI ACWI Index Fund, Class N	3.1%
Ivy Government Money Market Fund, Class N	2.5%
Ivy Mid Cap Growth Fund, Class N	1.9%
Ivy Mid Cap Income Opportunities Fund, Class N	1.8%
Ivy High Income Fund, Class N	1.7%
Ivy Global Bond Fund, Class N	1.3%
Ivy Emerging Markets Equity Fund, Class N	1.0%
Ivy LaSalle Global Real Estate Fund, Class N	0.5%
Ivy Corporate Bond Fund, Class N	0.5%
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	0.5%
Ivy Core Equity Fund, Class N	0.5%
Ivy Small Cap Growth Fund, Class N	0.2%
Ivy Small Cap Core Fund, Class N	0.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.1%

InvestEd Fixed Income Portfolio – Asset Allocation

Ivy Limited-Term Bond Fund, Class N	74.8%
Ivy Government Money Market Fund, Class N	10.1%
Ivy Government Securities Fund, Class N	10.1%
Ivy Securian Core Bond Fund, Class N	4.5%
Ivy Corporate Bond Fund, Class N	0.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.3%

The percentages of investments in the underlying funds may not currently be within the target allocation ranges disclosed in the Portfolios' prospectus due to market movements; these percentages are expected to change over time, and deviation from the target allocation ranges due to market movements is permitted by the prospectus.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS

INVESTED PORTFOLIOS *(in thousands)*

InvestEd Aggressive Portfolio

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Core Equity Fund, Class N	68	$ 931
Ivy Corporate Bond Fund, Class N	—*	1
Ivy Emerging Markets Equity Fund, Class N	81	1,416
Ivy Global Bond Fund, Class N	6	56
Ivy Government Securities Fund, Class N	233	1,240
Ivy High Income Fund, Class N	16	109
Ivy International Core Equity Fund, Class N	192	2,947
Ivy Large Cap Growth Fund, Class N	101	2,117
Ivy LaSalle Global Real Estate Fund, Class N	43	420
Ivy Limited-Term Bond Fund, Class N	52	559
Ivy Mid Cap Growth Fund, Class N	54	1,234
Ivy Mid Cap Income Opportunities Fund, Class N	113	1,422
Ivy ProShares MSCI ACWI Index Fund, Class N	287	2,940
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	57	570
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	156	1,672
Ivy Securian Core Bond Fund, Class N	27	282
Ivy Small Cap Core Fund, Class N . .	6	100
Ivy Small Cap Growth Fund, Class N	23	459
Ivy Value Fund, Class N	124	2,570

TOTAL AFFILIATED MUTUAL FUNDS – 99.7%		$21,045

(Cost: $23,669)

SHORT-TERM SECURITIES	Principal	
Master Note – 0.3%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.720%, 1-7-19(A)	$ 57	57

TOTAL SHORT-TERM SECURITIES – 0.3%		$ 57

(Cost: $57)

TOTAL INVESTMENT SECURITIES – 100.0%		$ 21,102

(Cost: $23,726)

LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0%		(1)

NET ASSETS – 100.0%		$ 21,101

Notes to Schedule of Investments

*Not shown due to rounding.
(A)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$21,045	$—	$—
Short-Term Securities	—	57	—
Total	$21,045	$57	$—

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

InvestEd Growth Portfolio

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Core Equity Fund, Class N	285	$ 3,900
Ivy Corporate Bond Fund, Class N	51	307
Ivy Emerging Markets Equity Fund, Class N	338	5,874
Ivy Global Bond Fund, Class N	64	604
Ivy Government Securities Fund, Class N	2,744	14,628
Ivy High Income Fund, Class N	213	1,467
Ivy International Core Equity Fund, Class N	887	13,609
Ivy Large Cap Growth Fund, Class N	464	9,698
Ivy LaSalle Global Real Estate Fund, Class N	173	1,696
Ivy Limited-Term Bond Fund, Class N	1,019	10,849
Ivy Mid Cap Growth Fund, Class N	218	4,985
Ivy Mid Cap Income Opportunities Fund, Class N	476	6,017
Ivy ProShares MSCI ACWI Index Fund, Class N	1,327	13,575
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	281	2,789
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	736	7,881
Ivy Securian Core Bond Fund, Class N	235	2,435
Ivy Small Cap Core Fund, Class N	34	541
Ivy Small Cap Growth Fund, Class N	109	2,195
Ivy Value Fund, Class N	559	11,626

TOTAL AFFILIATED MUTUAL FUNDS – 99.8%		$114,676

(Cost: $126,598)

SHORT-TERM SECURITIES	Principal	
Master Note – 0.4%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.720%, 1-7-19(A)	$ 427	427

TOTAL SHORT-TERM SECURITIES – 0.4%		$ 427

(Cost: $427)

TOTAL INVESTMENT SECURITIES – 100.2%		$115,103

(Cost: $127,025)

LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.2)%		(217)

NET ASSETS – 100.0%		$114,886

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$114,676	$ —	$—
Short-Term Securities	—	427	—
Total	$114,676	$427	$—

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

InvestEd Balanced Portfolio

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Core Equity Fund, Class N	134	$ 1,831
Ivy Corporate Bond Fund, Class N	67	402
Ivy Emerging Markets Equity Fund, Class N	177	3,088
Ivy Global Bond Fund, Class N	84	794
Ivy Government Securities Fund, Class N	2,668	14,221
Ivy High Income Fund, Class N	196	1,350
Ivy International Core Equity Fund, Class N	437	6,710
Ivy Large Cap Growth Fund, Class N	269	5,621
Ivy LaSalle Global Real Estate Fund, Class N	76	743
Ivy Limited-Term Bond Fund, Class N	1,078	11,485
Ivy Mid Cap Growth Fund, Class N	135	3,094
Ivy Mid Cap Income Opportunities Fund, Class N	284	3,595
Ivy ProShares MSCI ACWI Index Fund, Class N	654	6,691
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	111	1,100
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	466	4,994
Ivy Securian Core Bond Fund, Class N	347	3,597
Ivy Small Cap Core Fund, Class N	11	178
Ivy Small Cap Growth Fund, Class N	45	902
Ivy Value Fund, Class N	280	5,822

TOTAL AFFILIATED MUTUAL FUNDS – 99.8%		$76,218
(Cost: $82,605)		

SHORT-TERM SECURITIES	Principal	
Master Note – 0.4%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.720%, 1-7-19(A)	$ 295	295

TOTAL SHORT-TERM SECURITIES – 0.4%	$ 295
(Cost: $295)	
TOTAL INVESTMENT SECURITIES – 100.2%	$76,513
(Cost: $82,900)	
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.2)%	(176)
NET ASSETS – 100.0%	$76,337

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$76,218	$ —	$—
Short-Term Securities	—	295	—
Total	$76,218	$295	$—

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

SCHEDULE OF INVESTMENTS INVESTED PORTFOLIOS *(in thousands)*

InvestEd Conservative Portfolio

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Core Equity Fund, Class N	78	$ 1,069
Ivy Corporate Bond Fund, Class N	98	587
Ivy Emerging Markets Equity Fund, Class N	86	1,502
Ivy Global Bond Fund, Class N	123	1,158
Ivy Government Securities Fund, Class N	3,769	20,087
Ivy High Income Fund, Class N	246	1,691
Ivy International Core Equity Fund, Class N	260	3,991
Ivy Large Cap Growth Fund, Class N	209	4,375
Ivy LaSalle Global Real Estate Fund, Class N	55	542
Ivy Limited-Term Bond Fund, Class N	1,683	17,920
Ivy Mid Cap Growth Fund, Class N	93	2,125
Ivy Mid Cap Income Opportunities Fund, Class N	166	2,099
Ivy ProShares MSCI ACWI Index Fund, Class N	389	3,979
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	54	535
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	387	4,140
Ivy Securian Core Bond Fund, Class N	488	5,061
Ivy Small Cap Core Fund, Class N	11	173
Ivy Small Cap Growth Fund, Class N	17	351
Ivy Value Fund, Class N	187	3,895
TOTAL AFFILIATED MUTUAL FUNDS – 99.8%		$75,280

(Cost: $79,747)

SHORT-TERM SECURITIES	Principal	
Master Note – 0.5%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.720%, 1-7-19(A)	$ 368	368
TOTAL SHORT-TERM SECURITIES – 0.5%		$ 368

(Cost: $368)

TOTAL INVESTMENT SECURITIES – 100.3%	$75,648

(Cost: $80,115)

LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.3)%	(255)
NET ASSETS – 100.0%	$75,393

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$75,280	$ —	$—
Short-Term Securities	—	368	—
Total	$75,280	$368	$—

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

InvestEd Income Portfolio

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Core Equity Fund, Class N	34	$ 470
Ivy Corporate Bond Fund, Class N	87	517
Ivy Emerging Markets Equity Fund, Class N	57	991
Ivy Global Bond Fund, Class N	135	1,275
Ivy Government Money Market Fund, Class N	2,521	2,521
Ivy Government Securities Fund, Class N	5,206	27,746
Ivy High Income Fund, Class N	252	1,731
Ivy International Core Equity Fund, Class N	203	3,112
Ivy Large Cap Growth Fund, Class N	184	3,845
Ivy LaSalle Global Real Estate Fund, Class N	49	476
Ivy Limited-Term Bond Fund, Class N	3,484	37,108
Ivy Mid Cap Growth Fund, Class N	82	1,868
Ivy Mid Cap Income Opportunities Fund, Class N	146	1,846
Ivy ProShares MSCI ACWI Index Fund, Class N	303	3,101
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	47	471
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	310	3,323
Ivy Securian Core Bond Fund, Class N	543	5,629
Ivy Small Cap Core Fund, Class N	14	228
Ivy Small Cap Growth Fund, Class N	12	231
Ivy Value Fund, Class N	180	3,738
TOTAL AFFILIATED MUTUAL FUNDS – 99.9%		$100,227

(Cost: $104,395)

SHORT-TERM SECURITIES	Principal	
Master Note – 0.3%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.720%, 1-7-19(A)	$ 340	340
TOTAL SHORT-TERM SECURITIES – 0.3%		$ 340

(Cost: $340)

TOTAL INVESTMENT SECURITIES – 100.2%	$100,567

(Cost: $104,735)

LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.2)%	(240)
NET ASSETS – 100.0%	$100,327

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$100,227	$ —	$—
Short-Term Securities	—	340	—
Total	$100,227	$340	$—

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

InvestEd Fixed Income Portfolio

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Corporate Bond Fund, Class N	19	$ 115
Ivy Government Money Market Fund, Class N	4,700	4,700
Ivy Government Securities Fund, Class N	883	4,706
Ivy Limited-Term Bond Fund, Class N	3,279	34,919
Ivy Securian Core Bond Fund, Class N	202	2,097
TOTAL AFFILIATED MUTUAL FUNDS – 99.7%		$46,537

(Cost: $47,116)

SHORT-TERM SECURITIES	Principal	
Master Note – 1.5%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.720%, 1-7-19(A)	$ 698	698
TOTAL SHORT-TERM SECURITIES – 1.5%		$ 698

(Cost: $698)

TOTAL INVESTMENT SECURITIES – 101.2%		$47,235

(Cost: $47,814)

LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.2)%		(541)
NET ASSETS – 100.0%		$46,694

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$46,537	$ —	$—
Short-Term Securities	—	698	—
Total	$46,537	$698	$—

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

See accompanying Notes to Financial Statements.

STATEMENTS OF ASSETS AND LIABILITIES INVESTED PORTFOLIOS

AS OF DECEMBER 31, 2018

(In thousands, except per share amounts)	InvestEd Aggressive Portfolio	InvestEd Growth Portfolio	InvestEd Balanced Portfolio	InvestEd Conservative Portfolio	InvestEd Income Portfolio	InvestEd Fixed Income Portfolio
ASSETS						
Investments in unaffiliated securities at value+	$ 57	$ 427	$ 295	$ 368	$ 340	$ 698
Investments in affiliated mutual funds at market value+	21,045	114,676	76,218	75,280	100,227	46,537
Investments at Market Value	21,102	115,103	76,513	75,648	100,567	47,235
Cash	1	1	1	1	1	1
Investment securities sold receivable	—	—	—	148	34	190
Dividends and interest receivable	—*	1	1	1	1	1
Capital shares sold receivable	60	212	151	25	22	29
Receivable from affiliates	—	2	1	1	—	—
Total Assets	21,163	115,319	76,667	75,824	100,625	47,456
LIABILITIES						
Investment securities purchased payable	60	24	101	—	20	—
Capital shares redeemed payable	2	409	229	431	278	762
Distribution and service fees payable	—*	—	—	—	—*	—*
Total Liabilities	62	433	330	431	298	762
Total Net Assets	$ 21,101	$114,886	$76,337	$75,393	$100,327	$46,694
NET ASSETS						
Capital paid in (shares authorized – unlimited)	$22,388	$ 119,165	$78,722	$78,752	$ 101,364	$46,559
Accumulated distributable earnings gain (loss)	(1,287)	(4,279)	(2,385)	(3,359)	(1,037)	135
Total Net Assets	$ 21,101	$114,886	$76,337	$75,393	$100,327	$46,694
CAPITAL SHARES OUTSTANDING	2,207	11,271	8,142	7,399	10,139	4,663
NET ASSET VALUE PER SHARE	$ 9.56	$ 10.19	$ 9.38	$ 10.19	$ 9.90	$ 10.01
+COST						
Investments in unaffiliated securities at cost	$ 57	$ 427	$ 295	$ 368	$ 340	$ 698
Investments in affiliated mutual funds at cost	23,669	126,598	82,605	79,747	104,395	47,116

** Not shown due to rounding.*

See Accompanying Notes to Financial Statements.

STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2018

(In thousands)	InvestEd Aggressive Portfolio	InvestEd Growth Portfolio	InvestEd Balanced Portfolio	InvestEd Conservative Portfolio	InvestEd Income Portfolio	InvestEd Fixed Income Portfolio
INVESTMENT INCOME						
Dividends from affiliated mutual funds	$ 369	$ 2,405	$ 1,655	$ 1,850	$ 2,311	$ 1,010
Interest and amortization from unaffiliated securities	1	7	4	5	6	10
Total Investment Income	370	2,412	1,659	1,855	2,317	1,020
EXPENSES						
Distribution and service fees	50	328	204	208	249	114
Net Investment Income	320	2,084	1,455	1,647	2,068	906
REALIZED AND UNREALIZED GAIN (LOSS)						
Net realized gain (loss) on:						
Investments in affiliated mutual funds	171	1,615	489	161	(55)	(154)
Distributions of realized capital gains from affiliated mutual funds	847	3,956	2,062	1,383	1,125	—
Net change in unrealized appreciation (depreciation) on:						
Investments in affiliated mutual funds	(3,015)	(14,525)	(7,562)	(5,149)	(4,539)	(366)
Net Realized and Unrealized Loss	(1,997)	(8,954)	(5,011)	(3,605)	(3,469)	(520)
Net Increase (Decrease) in Net Assets Resulting from Operations	$(1,677)	$ (6,870)	$(3,556)	$ (1,958)	$ (1,401)	$ 386

.

See Accompanying Notes to Financial Statements.

(In thousands)	InvestEd Aggressive Portfolio Year ended 12-31-18	InvestEd Aggressive Portfolio Period from 9/18/2017[1] to 12/31/2017	InvestEd Growth Portfolio Year ended 12-31-18	InvestEd Growth Portfolio Year ended 12-31-17	InvestEd Balanced Portfolio Year ended 12-31-18	InvestEd Balanced Portfolio Year ended 12-31-17
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 320	$ 126	$ 2,084	$ 1,188	$ 1,455	$ 1,278
Net realized gain on investments	1,018	333	5,571	15,227	2,551	10,877
Net change in unrealized appreciation (depreciation)	(3,015)	391	(14,525)	11,467	(7,562)	11,247
Net Increase (Decrease) in Net Assets Resulting from Operations	(1,677)	850	(6,870)	27,882	(3,556)	23,402
Distributions to Shareholders From:						
Net investment income		—		(56)		(859)
Net realized gains		—		(5,656)		(4,983)
Accumulated earnings (combined net investment income and net realized gains)	(469)		(16,389)		(12,129)	
Total Distributions to Shareholders	(469)	—	(16,389)	(5,712)	(12,129)	(5,842)
Capital Share Transactions	5,778	16,619	985	(21,120)	9,949	(101,466)
Net Increase (Decrease) in Net Assets	3,632	17,469	(22,274)	1,050	(5,736)	(83,906)
Net Assets, Beginning of Period	17,469	—	137,160	136,110	82,073	165,979
Net Assets, End of Period	$ 21,101	$ 17,469	$ 114,886	$137,160	$76,337	$ 82,073
Undistributed net investment income		$ 135		$ 1,186		$ 1,277

(In thousands)	InvestEd Conservative Portfolio Year ended 12-31-18	InvestEd Conservative Portfolio Year ended 12-31-17	InvestEd Income Portfolio Year ended 12-31-18	InvestEd Income Portfolio Period from 9/18/2017[1] to 12/31/2017	InvestEd Fixed Income Portfolio Year ended 12-31-18	InvestEd Fixed Income Portfolio Period from 9/18/2017[1] to 12/31/2017
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 1,647	$ 1,606	$ 2,068	$ 675	$ 906	$ 246
Net realized gain (loss) on investments	1,544	(2,038)	1,070	526	(154)	(37)
Net change in unrealized appreciation (depreciation)	(5,149)	9,874	(4,539)	371	(366)	(213)
Net Increase (Decrease) in Net Assets Resulting from Operations	(1,958)	9,442	(1,401)	1,572	386	(4)
Distributions to Shareholders From:						
Net investment income		(1,106)		—		—
Net realized gains		(1,874)		—		—
Accumulated earnings (combined net investment income and net realized gains)	(1,605)		(1,266)		(273)	
Total Distributions to Shareholders	(1,605)	(2,980)	(1,266)	—	(273)	—
Capital Share Transactions	(8,853)	(32,682)	6,471	94,951	2,307	44,278
Net Increase (Decrease) in Net Assets	(12,416)	(26,220)	3,804	96,523	2,420	44,274
Net Assets, Beginning of Period	87,809	114,029	96,523	—	44,274	—
Net Assets, End of Period	$75,393	$ 87,809	$100,327	$96,523	$46,694	$ 44,274
Undistributed net investment income		$ 1,604		$ 733		$ 272

(1)Commencement of operations.

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
InvestEd Aggressive Portfolio							
Year ended 12-31-2018	$10.54	$ 0.17	$(0.93)	$(0.76)	$(0.06)	$ (0.16)	$(0.22)
Year ended 12-31-2017[3]	10.00	0.08	0.46	0.54	—	—	—
InvestEd Growth Portfolio							
Year ended 12-31-2018	12.61	0.20	(0.93)	(0.73)	(0.12)	(1.57)	(1.69)
Year ended 12-31-2017	10.80	0.10	2.26	2.36	(0.01)	(0.54)	(0.55)
Year ended 12-31-2016	11.71	0.00*	0.25	0.25	(0.03)	(1.13)	(1.16)
Year ended 12-31-2015	13.13	0.03	0.11	0.14	(0.05)	(1.51)	(1.56)
Year ended 12-31-2014	14.27	0.06	0.70	0.76	(0.14)	(1.76)	(1.90)
InvestEd Balanced Portfolio							
Year ended 12-31-2018	11.65	0.21	(0.72)	(0.51)	(0.18)	(1.58)	(1.76)
Year ended 12-31-2017	10.76	0.10	1.68	1.78	(0.13)	(0.76)	(0.89)
Year ended 12-31-2016	11.44	0.06	0.20	0.26	(0.10)	(0.84)	(0.94)
Year ended 12-31-2015	12.38	0.11	(0.03)	0.08	(0.15)	(0.87)	(1.02)
Year ended 12-31-2014	13.12	0.17	0.41	0.58	(0.21)	(1.11)	(1.32)
InvestEd Conservative Portfolio							
Year ended 12-31-2018	10.68	0.21	(0.48)	(0.27)	(0.22)	—	(0.22)
Year ended 12-31-2017	10.16	0.15	0.75	0.90	(0.14)	(0.24)	(0.38)
Year ended 12-31-2016	10.39	0.11	0.23	0.34	(0.13)	(0.44)	(0.57)
Year ended 12-31-2015	11.46	0.16	(0.31)	(0.15)	(0.21)	(0.71)	(0.92)
Year ended 12-31-2014	12.10	0.24	0.18	0.42	(0.29)	(0.77)	(1.06)
InvestEd Income Portfolio							
Year ended 12-31-2018	10.16	0.21	(0.35)	(0.14)	(0.07)	(0.05)	(0.12)
Year ended 12-31-2017[3]	10.00	0.07	0.09	0.16	—	—	—
InvestEd Fixed Income Portfolio							
Year ended 12-31-2018	10.00	0.20	(0.13)	0.07	(0.06)	—	(0.06)
Year ended 12-31-2017[3]	10.00	0.06	(0.06)	(0.00*)	—	—	—

* Not shown due to rounding.

(1)Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) For the period from September 18, 2017 (commencement of operations of the Portfolio) through December 31, 2017.

(4) Annualized.

(5)Does not include expenses of underlying Ivy Funds in which the Portfolios invest.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets[5]	Ratio of Net Investment Income to Average Net Assets[5]	Portfolio Turnover Rate
InvestEd Aggressive Portfolio						
Year ended 12-31-2018	$ 9.56	-7.21%	$ 21	0.25%	1.57%	23%
Year ended 12-31-2017[3]	10.54	5.40	17	0.25[4]	2.71[4]	17
InvestEd Growth Portfolio						
Year ended 12-31-2018	10.19	-5.85	115	0.25	1.59	34
Year ended 12-31-2017	12.61	21.84	137	0.25	0.84	116
Year ended 12-31-2016	10.80	2.01	136	0.25	0.04	24
Year ended 12-31-2015	11.71	1.16	142	0.25	0.22	17
Year ended 12-31-2014	13.13	5.70	144	0.25	0.41	29
InvestEd Balanced Portfolio						
Year ended 12-31-2018	9.38	-4.41	76	0.25	1.79	39
Year ended 12-31-2017	11.65	16.60	82	0.25	0.86	73
Year ended 12-31-2016	10.76	2.17	166	0.25	0.53	25
Year ended 12-31-2015	11.44	0.72	162	0.25	0.84	15
Year ended 12-31-2014	12.38	4.72	162	0.25	1.27	20
InvestEd Conservative Portfolio						
Year ended 12-31-2018	10.19	-2.52	75	0.25	1.98	43
Year ended 12-31-2017	10.68	8.82	88	0.25	1.45	110
Year ended 12-31-2016	10.16	3.23	114	0.25	1.03	64
Year ended 12-31-2015	10.39	-1.29	103	0.25	1.41	34
Year ended 12-31-2014	11.46	3.66	99	0.25	1.97	30
InvestEd Income Portfolio						
Year ended 12-31-2018	9.90	-1.32	100	0.25	2.08	42
Year ended 12-31-2017[3]	10.16	1.60	97	0.25[4]	2.40[4]	19
InvestEd Fixed Income Portfolio						
Year ended 12-31-2018	10.01	0.68	47	0.25	1.99	75
Year ended 12-31-2017[3]	10.00	0.00	44	0.25[4]	1.96[4]	23

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

The Ivy InvestEd 529 Plan ("InvestEd Plan") was established under the Arizona Family College Savings Program (the "Program"). InvestEd Portfolios, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940 as an open-end management investment company. The Program was established by the State of Arizona as a qualified state tuition program in accordance with Section 529 of the Internal Revenue Code. InvestEd Plan is offered to Arizona residents and nationally. InvestEd Plan accounts are held in the name and for the benefit of the Arizona Commission for Post-Secondary Education in its capacity as Trustee of the Family College Savings Program Trust Fund ("Trust Fund"). An investment in the Program constitutes a purchase of an interest in the Trust Fund, a municipal fund security. The Trust Fund invests in the Trust and other investment options. InvestEd Aggressive Portfolio, InvestEd Growth Portfolio, InvestEd Balanced Portfolio, InvestEd Conservative Portfolio, InvestEd Income Portfolio and InvestEd Fixed Income Portfolio (each, a "Portfolio") are series of the Trust. The assets belonging to each Portfolio are held separately by the transfer agent for the underlying funds and the custodian. The capital shares of each Portfolio represent a pro rata beneficial interest in the principal, net income and realized and unrealized capital gains or losses of its respective investments and other assets.

Accounts opened through the InvestEd Plan are not insured by the State of Arizona, the Trust Fund, the Arizona Commission for Post Secondary Education, or any other governmental entity, Waddell & Reed, Inc. ("W&R"), or any affiliated or related party and neither the principal invested nor the investment return is guaranteed by any of the above referenced parties. InvestEd Plan accounts are subject to the Federal tax laws and the laws, rules and regulations governing the Program. Any changes in such laws, rules or regulations may affect participation in, and the benefits of, the InvestEd Plan. The InvestEd Plan may be modified to comply with such changes.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Portfolio.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Income or short-term capital gain distributions received from registered investment companies, if any, are recorded as dividend income. Long-term capital gain distributions received from registered investment companies, if any, are recorded as realized gains.

Income Taxes. It is the policy of each Portfolio to distribute all of its taxable income and capital gains to its shareholders and to otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Portfolio intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Portfolios file income tax returns in U.S. federal and applicable state jurisdictions. The Portfolios' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess whether it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Portfolio on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceed net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a return of capital for tax purposes.

Concentration of Market and Credit Risk. Because the Portfolio invests substantially all of its assets in Ivy Funds mutual funds ("Underlying Funds"), the risks associated with investing in the Portfolios are closely related to the risks associated with the securities and other investments held by the Underlying Funds.

In the normal course of business, the Underlying Funds may invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Underlying Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Underlying Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Underlying Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Underlying Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Underlying Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Underlying Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties.

Certain Underlying Funds may hold high-yield or non-investment-grade bonds, that may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Underlying Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Underlying Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument.

If an Underlying Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Underlying Funds, or, in the case of hedging positions, that the Underlying Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Indemnification. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Portfolio is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

New Rule Issuance. In March 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2017-08 ("ASU 2017-08"), "Receivables — Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities." ASU 2017-08 changed the amortization period for certain callable debt securities held at a premium. Specifically, it required the premium to be amortized to the earliest call date. The adoption of ASU 2017-08 had no impact on beginning net assets, the current period results from operations, or any prior period information presented in the financial statements**.**

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820). The amendments in the ASU impact disclosure requirements for fair value measurement. It is anticipated that this change will enhance the effectiveness of disclosures in the notes to the financial statements. This ASU is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted and can include the entire standard or certain provisions that exclude or amend disclosures. For the year ended December 31, 2018, the Portfolios have chosen to adopt the standard. The adoption of this ASU is reflected in the disclosures of the financial statements.

In August 2018, U.S. Securities and Exchange Commission ("SEC") adopted amendments to certain financial statement disclosure requirements to conform them to GAAP for investment companies. These amendments made certain removals from, changes to and additions to existing disclosure requirements under Regulation S-X. These amendments became effective for filings made with the SEC after November 5, 2018. The Portfolios' adoption of these amendments, effective with the financial statements prepared as of December 31, 2018, required modified disclosures reflected herein, but had no effect on the Portfolios' net assets or results of operations.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Investments in affiliated mutual funds within the Ivy Funds family are valued at their Net Asset Value ("NAV") as reported by the Underlying Funds. Short-term debt securities are valued at amortized cost, which approximates value.

Fair value is defined as the price that each Portfolio would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.

Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at its direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Portfolios' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Equity Securities. Investments in registered open-end investment management companies will be valued based upon the NAV of such investments and are categorized as Level 1 of the fair value hierarchy.

Short-term Investments. Short-term investments having a maturity of 60 days or less are valued based on quotes that are obtained from an independent pricing service authorized by the Board. These investments are categorized as Level 2 of the fair value hierarchy.

4. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands)

Under a Distribution and Service Plan for each Portfolio's shares adopted by the Trust pursuant to Rule 12b–1 under the Investment Company Act of 1940, each Portfolio pays a distribution and/or service fee to W&R in an amount not to exceed 0.25% of each Portfolio's average annual net assets. The fee is paid to compensate W&R for amounts it expends in connection with the distribution of the shares and/or provision of personal services to Portfolio shareholders and/or maintenance of shareholder accounts. All other Portfolio expenses are borne by Ivy Investment Management Company ("IICO"), an affiliate of W&R.

IICO serves as each Portfolio's investment advisor. The Portfolios pay no management fees; however, IICO receives management fees from the underlying Ivy Funds. Each Portfolio pays advisory fees to IICO indirectly, as shareholders in the Underlying Funds. Likewise, each Portfolio indirectly pays other expenses related to the daily operations of the Underlying Funds.

As principal underwriter for each Portfolio's shares, W&R receives sales commissions (which are not an expense of the Portfolios) for each Portfolio's shares. A contingent deferred sales charge ("CDSC") may be assessed against a shareholder's redemption amount and paid to W&R. During the year ended December 31, 2018, W&R received the following amounts in sales commissions and CDSCs:

	Gross Sales Commissions	CDSC	Commissions Paid[1]
InvestEd Aggressive Portfolio	$ 67	$—*	$46
InvestEd Growth Portfolio	116	—*	86
InvestEd Balanced Portfolio	60	—*	45
InvestEd Conservative Portfolio	55	—*	39
InvestEd Income Portfolio	55	—*	36
InvestEd Fixed Income Portfolio	18	—*	9

*Not shown due to rounding

(1)W&R reallowed/paid this portion of the sales charge to financial advisors and selling broker dealers.

5. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

For the year ended December 31, 2018, the cost of purchases and the proceeds from maturities and sales of investments securities, other than U.S. Government and short-term securities, were as follows:

	Purchases	Sales
InvestEd Aggressive Portfolio	$ 11,350	$ 4,626
InvestEd Growth Portfolio	44,695	53,943
InvestEd Balanced Portfolio	33,017	31,495
InvestEd Conservative Portfolio	35,722	42,939
InvestEd Income Portfolio	49,864	41,256
InvestEd Fixed Income Portfolio	37,007	33,950

6. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of no par value shares of beneficial interest. Transactions in shares of beneficial interest were as follows:

	InvestEd Aggressive Portfolio				InvestEd Growth Portfolio			
	Year ended 12-31-18		Period from 9-18-17[1] to 12-31-17		Year ended 12-31-18		Year ended 12-31-17	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	611	$6,484	1,683	$16,884	1,201	$ 15,134	1,634	$ 19,616
Shares issued in reinvestment of distributions to shareholders	49	469	—	—	1,597	16,370	455	5,712
Shares redeemed	(110)	(1,175)	(26)	(265)	(2,407)	(30,519)	(3,808)	(46,448)
Net increase (decrease)	550	$5,778	1,657	$16,619	391	$ 985	(1,719)	$ (21,120)

	InvestEd Balanced Portfolio				InvestEd Conservative Portfolio			
	Year ended 12-31-18		Year ended 12-31-17		Year ended 12-31-18		Year ended 12-31-17	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	2,116	$ 24,718	2,326	$ 26,973	2,393	$ 25,613	9,043	$ 96,759
Shares issued in reinvestment of distributions to shareholders	1,288	12,116	503	5,842	157	1,604	279	2,980
Shares redeemed	(2,307)	(26,885)	(11,216)	(134,281)	(3,370)	(36,070)	(12,332)	(132,421)
Net increase (decrease)	1,097	$ 9,949	(8,387)	$(101,466)	(820)	$ (8,853)	(3,010)	$(32,682)

	InvestEd Income Portfolio				InvestEd Fixed Income Portfolio			
	Year ended 12-31-18		Period from 9-18-17[1] to 12-31-17		Year ended 12-31-18		Period from 9-18-17[1] to 12-31-17	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	3,332	$ 33,814	10,285	$102,889	1,986	$ 19,743	4,847	$48,466
Shares issued in reinvestment of distributions to shareholders	128	1,265	—	—	27	273	—	—
Shares redeemed	(2,818)	(28,608)	(788)	(7,938)	(1,778)	(17,709)	(419)	(4,188)
Net increase	642	$ 6,471	9,497	$ 94,951	235	$ 2,307	4,428	$44,278

[1]Commencement of operations.

7. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Ivy Funds, Ivy Variable Insurance Portfolios and InvestEd Portfolios (collectively, the "Funds" only for purposes of this footnote 7) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the year ended December 31, 2018.

8. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the year ended December 31, 2018 follows:

	12-31-17 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[1]	Distributions Received	12-31-18 Share Balance	12-31-18 Value	Net Change in Unrealized Appreciation/ (Depreciation)
InvestEd Aggressive Portfolio								
Ivy Securian Core Bond Fund, Class N	51	$ 223	$ 478	$ (10)	$ 18	27	$ 282	$ (10)
Ivy Corporate Bond Fund, Class N	13	38	121	(4)	2	—*	1	—*
Ivy Core Equity Fund, Class N	68	502	500	148	24	68	931	(182)
Ivy Emerging Markets Equity Fund, Class N	50	714	75	1	16	81	1,416	(305)
Ivy Global Bond Fund, Class N	9	34	60	(1)	2	6	56	(2)
Ivy Government Securities Fund, Class N	77	866	48	1	13	233	1,240	6
Ivy High Income Fund, Class N	11	43	9	—*	7	16	109	(11)
Ivy International Core Equity Fund, Class N	174	1,618	1,350	202	72	192	2,947	(864)
Ivy Large Cap Growth Fund, Class N	82	964	470	298	2	101	2,117	(247)
Ivy LaSalle Global Real Estate Fund, Class N	47	225	272	13	20	43	420	(45)
Ivy Limited-Term Bond Fund, Class N	31	288	60	—*	11	52	559	(4)
Ivy Mid Cap Growth Fund, Class N	35	664	134	116	—	54	1,234	(156)
Ivy Mid Cap Income Opportunities Fund, Class N	63	826	106	31	32	113	1,422	(161)
Ivy ProShares MSCI ACWI Index Fund, Class N	135	1,903	139	3	43	287	2,940	(375)
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	32	327	59	2	13	57	570	(31)
Ivy ProShares S&P 500 Bond Index Fund, Class N[2]	13	41	168	(5)	2	N/A	N/A	—*
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	116	643	172	10	52	156	1,672	(122)
Ivy Small Cap Core Fund, Class N	4	53	12	12	3	6	100	(26)
Ivy Small Cap Growth Fund, Class N	15	254	54	55	3	23	459	(87)
Ivy Value Fund, Class N	84	1,124	168	146	34	124	2,570	(393)
				$1,018	$369		$21,045	$(3,015)

See footnotes on page 33.

	12-31-17 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[1]	Distributions Received	12-31-18 Share Balance	12-31-18 Value	Net Change in Unrealized Appreciation/ (Depreciation)
InvestEd Growth Portfolio								
Ivy Securian Core Bond Fund, Class N	937	$ 1,578	$ 9,154	$ (261)	$ 266	235	$ 2,435	$ (79)
Ivy Corporate Bond Fund, Class N	215	245	1,267	(48)	33	51	307	(12)
Ivy Core Equity Fund, Class N	461	1,166	4,028	814	101	285	3,900	(764)
Ivy Emerging Markets Equity Fund, Class N	304	2,041	1,401	(13)	68	338	5,874	(1,414)
Ivy Global Bond Fund, Class N	308	414	2,816	(57)	52	64	604	(7)
Ivy Government Securities Fund, Class N	1,362	9,426	2,156	(4)	188	2,744	14,628	18
Ivy High Income Fund, Class N	226	281	380	(4)	116	213	1,467	(144)
Ivy International Core Equity Fund, Class N	1,119	4,033	8,975	1,027	349	887	13,609	(4,259)
Ivy Large Cap Growth Fund, Class N . .	563	2,446	4,567	1,767	12	464	9,698	(1,097)
Ivy LaSalle Global Real Estate Fund, Class N	252	453	1,297	40	86	173	1,696	(190)
Ivy Limited-Term Bond Fund, Class N	746	4,762	1,875	(3)	202	1,019	10,849	(80)
Ivy Mid Cap Growth Fund, Class N	194	2,204	1,378	598	—	218	4,985	(656)
Ivy Mid Cap Income Opportunities Fund, Class N	353	3,188	1,214	243	143	476	6,017	(792)
Ivy ProShares MSCI ACWI Index Fund, Class N	1,022	6,428	2,692	141	223	1,327	13,575	(1,880)
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	259	1,005	734	31	71	281	2,789	(146)
Ivy ProShares S&P 500 Bond Index Fund, Class N[2]	201	290	2,314	(80)	29	N/A	N/A	(4)
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	803	1,475	2,101	146	266	736	7,881	(669)
Ivy Small Cap Core Fund, Class N	33	175	175	78	17	34	541	(148)
Ivy Small Cap Growth Fund, Class N . .	118	584	774	340	15	109	2,195	(385)
Ivy Value Fund, Class N	584	2,501	3,030	816	168	559	11,626	(1,817)
				$5,571	$2,405		$114,676	$(14,525)

See footnotes on page 33.

	12-31-17 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[1]	Distributions Received	12-31-18 Share Balance	12-31-18 Value	Net Change in Unrealized Appreciation/ (Depreciation)
InvestEd Balanced Portfolio								
Ivy Securian Core Bond Fund, Class N	937	$ 1,848	$ 8,213	$ (232)	$ 289	347	$ 3,597	$ (126)
Ivy Corporate Bond Fund, Class N	193	252	1,039	(39)	31	67	402	(17)
Ivy Core Equity Fund, Class N	226	679	2,174	416	48	134	1,831	(369)
Ivy Emerging Markets Equity Fund, Class N	146	1,107	491	3	36	177	3,088	(717)
Ivy Global Bond Fund, Class N	308	472	2,676	(51)	55	84	794	(14)
Ivy Government Securities Fund, Class N	1,337	8,386	1,380	1	185	2,668	14,221	12
Ivy High Income Fund, Class N	190	280	234	—*	101	196	1,350	(132)
Ivy International Core Equity Fund, Class N	508	2,277	3,884	502	170	437	6,710	(2,050)
Ivy Large Cap Growth Fund, Class N	267	1,588	1,462	823	7	269	5,621	(623)
Ivy LaSalle Global Real Estate Fund, Class N	113	224	626	20	38	76	743	(84)
Ivy Limited-Term Bond Fund, Class N	671	5,543	1,228	(1)	192	1,078	11,485	(67)
Ivy Mid Cap Growth Fund, Class N	100	1,672	611	337	—	135	3,094	(444)
Ivy Mid Cap Income Opportunities Fund, Class N	181	2,027	458	110	82	284	3,595	(460)
Ivy ProShares MSCI ACWI Index Fund, Class N	541	2,393	1,022	54	112	654	6,691	(881)
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	117	211	263	12	29	111	1,100	(46)
Ivy ProShares S&P 500 Bond Index Fund, Class N[2]	200	321	2,344	(81)	29	N/A	N/A	(4)
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	370	2,021	841	57	156	466	4,994	(420)
Ivy Small Cap Core Fund, Class N	20	80	255	60	6	11	178	(61)
Ivy Small Cap Growth Fund, Class N	53	288	472	163	6	45	902	(161)
Ivy Value Fund, Class N	280	1,348	1,333	397	83	280	5,822	(898)
				$2,551	$1,655		$76,218	$(7,562)

See footnotes on page 33.

	12-31-17 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[1]	Distributions Received	12-31-18 Share Balance	12-31-18 Value	Net Change in Unrealized Depreciation
InvestEd Conservative Portfolio								
Ivy Securian Core Bond Fund, Class N	1,510	$ 2,404	$13,436	$ (390)	$ 446	488	$ 5,061	$ (174)
Ivy Corporate Bond Fund, Class N	312	334	1,667	(62)	48	98	587	(24)
Ivy Core Equity Fund, Class N	189	432	2,225	339	28	78	1,069	(227)
Ivy Emerging Markets Equity Fund, Class N	78	539	393	(3)	17	86	1,502	(358)
Ivy Global Bond Fund, Class N	442	536	3,674	(71)	76	123	1,158	(21)
Ivy Government Securities Fund, Class N	2,155	12,068	3,590	(9)	280	3,769	20,087	(7)
Ivy High Income Fund, Class N	292	371	721	(17)	146	246	1,691	(164)
Ivy International Core Equity Fund, Class N	328	1,351	2,808	304	101	260	3,991	(1,238)
Ivy Large Cap Growth Fund, Class N	229	1,246	1,643	699	5	209	4,375	(488)
Ivy LaSalle Global Real Estate Fund, Class N	61	112	171	9	23	55	542	(59)
Ivy Limited-Term Bond Fund, Class N	1,122	9,065	3,139	(9)	302	1,683	17,920	(106)
Ivy Mid Cap Growth Fund, Class N	71	1,291	614	256	—	93	2,125	(326)
Ivy Mid Cap Income Opportunities Fund, Class N	130	1,067	475	89	50	166	2,099	(275)
Ivy ProShares MSCI ACWI Index Fund, Class N	368	1,356	1,057	54	69	389	3,979	(542)
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	63	90	176	7	14	54	535	(23)
Ivy ProShares S&P 500 Bond Index Fund, Class N[2]	345	442	3,921	(139)	49	N/A	N/A	(7)
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	319	1,907	1,034	73	130	387	4,140	(375)
Ivy Small Cap Core Fund, Class N	11	64	65	26	6	11	173	(48)
Ivy Small Cap Growth Fund, Class N	19	107	142	55	2	17	351	(62)
Ivy Value Fund, Class N	226	940	1,827	333	58	187	3,895	(625)
				$1,544	$1,850		$75,280	$(5,149)

See footnotes on page 33.

	12-31-17 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[1]	Distributions Received	12-31-18 Share Balance	12-31-18 Value	Net Change in Unrealized Appreciation/ (Depreciation)
InvestEd Income Portfolio								
Ivy Securian Core Bond Fund, Class N	1,668	$ 3,751	$15,897	$ (420)	$ 496	543	$ 5,629	$ (193)
Ivy Corporate Bond Fund, Class N	344	564	2,174	(81)	57	87	517	(21)
Ivy Core Equity Fund, Class N	149	408	2,248	295	12	34	470	(125)
Ivy Emerging Markets Equity Fund, Class N	43	415	149	—*	12	57	991	(222)
Ivy Global Bond Fund, Class N	317	683	2,474	(52)	75	135	1,275	(33)
Ivy Government Money Market Fund, Class N	N/A	2,540	19	—	3	2,521	2,521	—
Ivy Government Securities Fund, Class N	2,468	17,253	2,844	9	349	5,206	27,746	33
Ivy High Income Fund, Class N	226	511	320	—*	124	252	1,731	(165)
Ivy International Core Equity Fund, Class N	217	1,384	1,790	223	75	203	3,112	(913)
Ivy Large Cap Growth Fund, Class N	148	1,789	837	536	4	184	3,845	(497)
Ivy LaSalle Global Real Estate Fund, Class N	45	132	91	9	19	49	476	(50)
Ivy Limited-Term Bond Fund, Class N	2,745	12,818	4,967	2	759	3,484	37,108	(334)
Ivy Mid Cap Growth Fund, Class N	39	1,541	311	204	—	82	1,868	(342)
Ivy Mid Cap Income Opportunities Fund, Class N	72	1,351	233	60	40	146	1,846	(255)
Ivy ProShares MSCI ACWI Index Fund, Class N	300	909	832	55	55	303	3,101	(411)
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	46	113	95	6	12	47	471	(21)
Ivy ProShares S&P 500 Bond Index Fund, Class N[2]	381	649	4,492	(157)	57	N/A	N/A	(7)
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	220	1,616	517	47	101	310	3,323	(290)
Ivy Small Cap Core Fund, Class N	12	106	60	33	7	14	228	(64)
Ivy Small Cap Growth Fund, Class N	11	92	66	33	2	12	231	(41)
Ivy Value Fund, Class N	166	1,239	895	268	52	180	3,738	(588)
				$1,070	$2,311		$100,227	$(4,539)

See footnotes on page 33.

	12-31-17 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[1]	Distributions Received	12-31-18 Share Balance	12-31-18 Value	Net Change in Unrealized Appreciation/ (Depreciation)
InvestEd Fixed Income Portfolio								
Ivy Securian Core Bond Fund, Class N . .	308	$ 1,973	$ 3,111	$ (39)	$ 103	202	$ 2,097	$ (79)
Ivy Corporate Bond Fund, Class N	71	285	607	(16)	12	19	115	(4)
Ivy Global Bond Fund, Class N[2]	203	1,096	3,084	(61)	40	N/A	N/A	10
Ivy Government Money Market Fund, Class N	7,691	4,887	7,877	—	114	4,700	4,700	—
Ivy Government Securities Fund, Class N	813	2,942	2,575	2	86	883	4,706	(42)
Ivy Limited-Term Bond Fund, Class N . . .	2,348	25,458	15,598	(5)	642	3,279	34,919	(249)
Ivy ProShares S&P 500 Bond Index Fund, Class N[2]	88	366	1,252	(35)	13	N/A	N/A	(2)
				$(154)	$1,010		$46,537	$(366)

*Not shown due to rounding.

(1)Included in Realized Gain/Loss, if applicable, are distributions from capital gains from the underlying securities.

(2)No longer affiliated as of December 31, 2018.

9. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at December 31, 2018 and the related unrealized appreciation (depreciation) were as follows:

Portfolio	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Depreciation
InvestEd Aggressive Portfolio	$ 23,731	$ 3	$2,632	$(2,629)
InvestEd Growth Portfolio	127,085	—	11,982	(11,982)
InvestEd Balanced Portfolio	82,930	—	6,417	(6,417)
InvestEd Conservative Portfolio	80,154	—	4,506	(4,506)
InvestEd Income Portfolio	104,751	—	4,184	(4,184)
InvestEd Fixed Income Portfolio	47,830	—	595	(595)

For Federal income tax purposes, the Portfolios' distributed and undistributed earnings and profit for the year ended December 31, 2018 and the post-October and late-year ordinary activity updated with information available through the date of this report were as follows:

Portfolio	Undistributed Ordinary Income	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
InvestEd Aggressive Portfolio	$ 480	$ 862	$—	$—	$—
InvestEd Growth Portfolio	3,751	3,953	—	—	—
InvestEd Balanced Portfolio	2,102	1,931	—	—	—
InvestEd Conservative Portfolio	1,646	—	—	—	—
InvestEd Income Portfolio	2,250	896	—	—	—
InvestEd Fixed Income Portfolio	905	—	—	—	—

Internal Revenue Code regulations permit each Portfolio to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. Each Portfolio is also permitted to defer into its next fiscal certain ordinary losses that generated between each January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the two fiscal years ended December 31, 2018 and 2017 were as follows:

| Portfolio | December 31, 2018 | | December 31, 2017 | |
	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains
InvestEd Aggressive Portfolio	$ 179	$ 290	$ —	$ —
InvestEd Growth Portfolio	3,143	13,246	227	5,485
InvestEd Balanced Portfolio	2,864	9,265	992	4,850
InvestEd Conservative Portfolio	1,605	—	1,345	1,635
InvestEd Income Portfolio	783	483	—	—
InvestEd Fixed Income Portfolio	273	—	—	—

(1)Includes short-term capital gains distributed, if any.

Accumulated capital losses represent net capital loss carryovers as of December 31, 2018 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. As of December 31, 2018, the capital loss carryovers were as follows:

Portfolio	Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
InvestEd Aggressive Portfolio	$ —	$ —
InvestEd Growth Portfolio	—	—
InvestEd Balanced Portfolio	—	—
InvestEd Conservative Portfolio	—	498
InvestEd Income Portfolio	—	—
InvestEd Fixed Income Portfolio	95	80

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from U.S. GAAP. These differences are due to differing treatments for items such as deferral of wash sales, post-October losses, late-year ordinary losses, foreign currency transactions and net operating losses. At December 31, 2018, the following reclassifications were made:

Portfolio	Accumulated Distributable Earnings Gain (Loss)	Paid-In Capital
InvestEd Aggressive Portfolio	$—	$—
InvestEd Growth Portfolio	—	—
InvestEd Balanced Portfolio	(1)	1
InvestEd Conservative Portfolio	—	—
InvestEd Income Portfolio	—	—
InvestEd Fixed Income Portfolio	—	—

To the Shareholders and Board of Trustees of InvestEd Portfolios:

Opinion on the Financial Statements and Financial Highlights

We have audited the accompanying statements of assets and liabilities of InvestEd Portfolios (the "Funds"), comprising the InvestEd Aggressive Portfolio, InvestEd Growth Portfolio, InvestEd Balanced Portfolio, InvestEd Conservative Portfolio, InvestEd Income Portfolio and InvestEd Fixed Income Portfolio, including the schedules of investments, as of December 31, 2018; the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended for InvestEd Growth Portfolio, InvestEd Balanced Portfolio and InvestEd Conservative Portfolio; the related statements of operations for the year ended December 31, 2018, and the statements of changes in net assets and financial highlights for the year ended December 31, 2018 and the period from September 18, 2017 (commencement of operations) through December 31, 2017, for InvestEd Aggressive Portfolio, InvestEd Income Portfolio and InvestEd Fixed Income Portfolio; and the related notes.

In our opinion, the financial statements and financial highlights present fairly, in all material respects, the financial position of InvestEd Growth Portfolio, InvestEd Balanced Portfolio and InvestEd Conservative Portfolio, as of December 31, 2018, and the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the financial statements and financial highlights present fairly, in all material respects, the financial position of InvestEd Aggressive Portfolio, InvestEd Income Portfolio and InvestEd Fixed Income Portfolio, as of December 31, 2018, and the results of their operations for the year then ended, and the changes in their net assets and financial highlights for the year ended December 31, 2018 and for the period from September 18, 2017 (commencement of operations) through December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on the Funds' financial statements and financial highlights based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Funds in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement, whether due to error or fraud. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements and financial highlights, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements and financial highlights. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and financial highlights. Our procedures included confirmation of securities owned as of December 31, 2018, by correspondence with the custodian and transfer agent. We believe that our audits provide a reasonable basis for our opinion.



Deloitte & Touche LLP

Kansas City, Missouri
February 15, 2019

We have served as the auditor of one or more Waddell & Reed investment companies since 1997.

AMOUNTS NOT ROUNDED (UNAUDITED)

The following information is provided solely to satisfy the requirements set forth by the Internal Revenue Code.

The Portfolios hereby designate the following amounts as distributions of long-term capital gains:

InvestEd Aggressive Portfolio	$ 289,925
InvestEd Growth Portfolio	13,245,679
InvestEd Balanced Portfolio	9,265,109
InvestEd Conservative Portfolio	—
InvestEd Income Portfolio	482,951
InvestEd Fixed Income Portfolio	—

These amounts may include earnings and profits distributed to shareholders on the redemption of shares as part of the dividend paid deduction.

(UNAUDITED)

Each of the individuals listed below serves as a trustee for the Trust (6 portfolios), and for the rest of the funds within the Fund Complex, which also includes, in addition to the Trust, the Ivy Funds (45 portfolios), the Ivy High Income Opportunities Fund (a closed-end fund) ("IVH"), Ivy NextShares ("NextShares") (3 portfolios) and Ivy Variable Insurance Portfolios ("Ivy VIP") (28 portfolios).

Board members who are not "interested persons" of the Funds as defined in Section 2(a)(19) of the 1940 Act ("Disinterested Trustees") constitute at least 75% of the Board.

Joseph Harroz, Jr. serves as the Independent Chairman of the Trust's Board and of the board of trustees of the other funds in the Fund Complex. Subject to the Trustee Emeritus and Retirement Policy, a Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

The Statement of Additional Information (the "SAI") for the Trust includes additional information about the Trust's trustees. The SAI is available without charge, upon request, by calling 1.888.923.3355. It is also available on the Ivy Investments website, www.ivyinvestments.com.

DISINTERESTED TRUSTEES

NAME, ADDRESS AND YEAR OF BIRTH	POSITION(S) HELD WITH THE TRUST	TRUSTEE SINCE*	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	OTHER DIRECTORSHIPS HELD
James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 1947	Trustee	Trust: 2001 Fund Complex: 1997	Professor of Law, Washburn University School of Law (1973 to present).	Director, Kansas Legal Services for Prisoners, Inc. (non-profit community service); Director, U.S. Alliance Corporation and wholly-owned subsidiaries: U.S. Alliance Life and Security Company and Dakota Capital Life Insurance Company (Insurance) (2009 to present); Director, Kansas Appleseed, Inc. (non-profit community service) (2007 to present); Trustee, Waddell & Reed Advisors Funds (WRA Funds) (1997-2018); Trustee, Ivy Funds; Trustee, IVH; Trustee, NextShares; Trustee, Ivy VIP.
James D. Gressett 6300 Lamar Avenue Overland Park, KS 66202 1950	Trustee	Trust: 2017 Fund Complex: 2002	Chief Executive Officer (CEO) of CalPac Pizza LLC (2011 to present); CEO of CalPac Pizza II LLC (2012 to present); CEO of PacPizza LLC (Pizza Hut franchise) (2000 to present); Member/CEO, Southern Pac Pizza LLC (2013 to present); Partner, Century Bridge Partners (real estate investments) (2007 to present); Manager, Hartley Ranch Angus Beef, LLC (2013 to present); President, Penn Capital Corp. (1995 to present); Partner, Penn Capital Partners (1999 to present).	Member/Secretary, The Metochoi Group LLC (1999 to present); Member/Chairman, Idea Homes LLC (homebuilding and development) (2013 to present); Trustee, WRA Funds (2017-2018); Trustee, Ivy Funds; Trustee, IVH; Trustee, NextShares; Trustee, Ivy VIP.
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Trustee Independent Chairman	Trust: 2007 Fund Complex: 1998 2015	Dean, College of Law, Vice President, University of Oklahoma (2010 to present); Managing Member, Harroz Investments, LLC, (commercial enterprises) (1998 to present).	Director and Shareholder, Valliance Bank (2007 to present); Director, Foundation Healthcare (formerly Graymark HealthCare) (2008-2017); Trustee, The Mewbourne Family Support Organization (2006 to present) (non-profit); Independent Director, LSQ Manager, Inc. (real estate) (2007-2016); Director, Oklahoma Foundation for Excellence (non-profit) (2008 to present); Independent Chairman and Trustee, WRA Funds (Independent Chairman: 2015-2018, Trustee: 1998-2018); Independent Chairman/Trustee, Ivy Funds; Independent Chairman/Trustee, IVH; Independent Chairman/Trustee, NextShares; Independent Chairman/Trustee, Ivy VIP.
Glendon E. Johnson, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1951	Trustee	Trust: 2017 Fund Complex: 2002	Of Counsel, Lee & Smith, PC (law firm, emphasis on finance, securities, mergers and acquisitions law) (1996 to present); Owner and Manager, Castle Valley Ranches, LLC (ranching) and Castle Valley Outdoors, LLC (outdoor recreation) (1995 to present); Formerly, Partner, Kelly, Drye & Warren LLP (law firm) (1989-1996); Partner, Lane & Edson PC (law firm) (1987-1989).	Director, Thomas Foundation for Cancer Research (non-profit) (2005 to present); Director, Warriors Afield Legacy Foundation (non-profit) (2014 to present); Trustee, WRA Funds (2017-2018); Trustee, Ivy Funds; Trustee, IVH; Trustee, NextShares; Trustee, Ivy VIP.

NAME, ADDRESS AND YEAR OF BIRTH	POSITION(S) HELD WITH THE TRUST	TRUSTEE SINCE*	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	OTHER DIRECTORSHIPS HELD
Frank J. Ross, Jr. Polsinelli PC 900 West 48th Place, Suite 900 Kansas City, MO 64112 1953	Trustee	Trust: 2001 Fund Complex: 1996	Shareholder/Director, Polsinelli PC (law firm) (1980 to present).	Trustee, WRA Funds (1996-2018); Trustee, Ivy Funds; Trustee, IVH; Trustee, NextShares; Trustee, Ivy VIP.
Michael G. Smith 6300 Lamar Avenue Overland Park, KS 66202 1944	Trustee	Trust: 2017 Fund Complex: 2002	Retired; formerly, with Merrill Lynch as Managing Director of Global Investor Client Strategy (1996-1998), Head of Regional Institutional Sales (1995-1996) and of U.S. Central Region (1986-1995, 1999).	Director, Executive Board, Cox Business School, Southern Methodist University (1998 to present); Lead Director, Northwestern Mutual Funds (2003-2017); Director, CTMG, Inc. (clinical testing) (2008-2015); Trustee, WRA Funds (2017-2018); Trustee, Ivy Funds; Trustee, IVH; Trustee, NextShares; Trustee, Ivy VIP.
Edward M. Tighe 6300 Lamar Avenue Overland Park, KS 66202 1942	Trustee	Trust: 2017 Fund Complex: 1999	Retired; formerly, CEO and Director of Asgard Holdings LLC (computer network and security services) (2002-2004); President, Citco Technology Management (1995-2000); CEO, Global Mutual Fund Services (1993-2000); Sr. Vice President, Templeton Global Investors (1988-1992).	Director, The Research Coast Principium Foundation, Inc. (non-profit) (2012-2015); Trustee, WRA Funds (2017-2018); Trustee, Ivy Funds; Trustee, IVH; Trustee, NextShares; Trustee, Ivy VIP.

**Each noted Trustee became a Trustee in the year reflected by the first date shown. The second date shows when the Trustee first became a director of one or more of the funds that are the predecessors to current funds within the Fund Complex (if applicable).*

Interested Trustee

Mr. Herrmann is “interested” by virtue of his former engagement as an officer of Waddell & Reed Financial, Inc. (“WDR”) or its wholly owned subsidiaries, including each Fund’s investment manager, Ivy Investment Management Company (“IICO”), the Trust’s principal underwriter, Waddell & Reed, Inc., and each Fund’s shareholder servicing and accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company (“WISC”), a subsidiary of Waddell & Reed, Inc. (Waddell & Reed), as well as by virtue of his personal ownership of shares of WDR. The address for each Interested Trustee and each of the officers in the following tables is 6300 Lamar Avenue, Overland Park, KS 66202.

NAME AND YEAR OF BIRTH	POSITION(S) HELD WITH THE TRUST AND FUND COMPLEX	TRUSTEE/OFFICER SINCE*	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	OTHER DIRECTORSHIPS HELD
Henry J. Herrmann 1942	Trustee	Trust: 2001 Fund Complex: 1998	Retired, Non-Executive Chairman of the Board, WDR (2016-2018); Formerly, Chairman, WDR (2010-2018); CEO, WDR (2005-2016); President, CEO and Chairman, IICO (2002-2016); President, CEO and Chairman, Waddell & Reed Investment Management Company (WRIMCO) (1993-2016); President of each of the funds in the Fund Complex (for Ivy Funds: 2001-2016).	Director, WDR, (1998 to present), IICO (2002-2016), WRIMCO (1991-2016), WISC (2001-2016), W&R Capital Management Group, Inc. (2008-2016), and WRI (1993-2016); Director, Blue Cross Blue Shield of Kansas City (2007-2017); Trustee, WRA Funds (1998-2018); Trustee, Ivy Funds; Trustee, IVH; Trustee, NextShares; Trustee, Ivy VIP.

**The Trustee became a Trustee (and, as applicable, an officer) in 2001, as reflected by the first date shown. The second date shows when the Trustee first became a director (and, as applicable, an officer) of one or more of the funds that are the predecessors to current funds within the Fund Complex (if applicable).*

Officers

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. The Trust's principal officers are:

NAME AND YEAR OF BIRTH	POSITION(S) HELD WITH THE TRUST AND FUND COMPLEX	OFFICER OF TRUST SINCE	OFFICER OF FUND COMPLEX SINCE*	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS
Jennifer K. Dulski 1980	Secretary	2017	2017	Secretary for each of the funds in the Fund Complex (2017 to present); Senior Vice President and Associate General Counsel of Waddell & Reed and IDI (2018 to present).
Joseph W. Kauten 1969	Vice President	2009	2006	Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President and Treasurer of each of the funds in the Fund Complex (2006 to present); Principal Accounting Officer of each of the funds in the Fund Complex (2006-2017); Assistant Treasurer of each of the funds in the Fund Complex (2003-2006); Vice President of Waddell & Reed Services Company (WRSCO) (2007 to present).
	Treasurer	2009	2006	
	Principal Financial Officer	2009	2007	
Philip J. Sanders 1959	President	2016	2006	CEO of WDR (2016 to present); President, CEO and Chairman of IICO and WRIMCO (2016 to present); President of each of the funds in the Funds Complex (2016 to present); CIO of WDR (2011 to present); CIO of IICO and WRIMCO (2010 to present).
Scott J. Schneider 1968	Vice President	2009	2006	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex; Vice President of IICO and WRIMCO (2006 to present).
	Chief Compliance Officer	2009	2004	
Philip A. Shipp 1969	Assistant Secretary	2012	2012	Assistant Secretary of each of the funds in the Fund Complex (2012 to present); Vice President of Waddell & Reed and IDI (2010 to present).
John E. Sundeen, Jr. 1960	Vice President	2009	2006	Senior Vice President (1999 to present) and Chief Administrative Officer (2006 to present) of WDR; Executive Vice President and Chief Administrative Officer of IICO and WRIMCO (2004 to present); Executive Vice President of WRSCO.

*This is the date when the Officer first became an officer of one or more of the funds that are the predecessors to current funds within the Fund Complex (if applicable).

At a meeting of the Board of Trustees (the "Board") for the InvestEd Portfolios (the "Trust") held on August 14th and 15th, 2018, the Board, including all of the trustees who are not "interested persons" (the "Independent Trustees"), as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act"), unanimously approved the continuance of the Investment Management Agreement (the "Management Agreement") between Ivy Investment Management Company ("IICO") and the Trust.

The Board's Independent Trustees were assisted in their review by independent legal counsel, and met with such counsel separately from representatives of IICO. Independent legal counsel explained the factors that the Board should consider as part of its review of the Management Agreement, all as outlined in a memorandum it had provided to the Board prior to the meeting, including, among other things, the nature and the quality of the services provided by IICO, profitability (including any fall-out benefits) from IICO's relationship with each series of the Trust (each, a "Fund" and together, the "Funds"), economies of scale, the role played by the Independent Trustees, and information on comparative fees and expenses. The Independent Trustees also considered the written responses and materials produced by IICO in response to a 15(c) due diligence request list submitted by the Independent Trustees' legal counsel prior to the meeting, as well as materials produced in response to a follow-up request list sent to IICO by independent legal counsel on behalf of the Independent Trustees. Included in those responses, which had been provided to the Board prior to the meeting, was a Fund-by-Fund profitability analysis prepared by IICO, as well as an explanation of the methodology by which the profitability analysis was calculated. The Board also received extensive materials on performance, expenses and comparable fund information from Broadridge, Inc. ("Broadridge"), an independent mutual fund rating service. Finally, the Independent Trustees received and reviewed a considerable amount of information that their independent fee consultant had provided to them. The Independent Trustees previously had reviewed and discussed these materials during a telephonic meeting in July 2018. They further reviewed these materials extensively among themselves, with their independent legal counsel and the independent fee consultant, and with the other Board members at executive sessions of the Independent Trustees at the August 14-15, 2018 Board meeting, during which the Board considered various factors described below, none of which by itself was considered dispositive. However, the material factors and conclusions that formed the basis for the Board's determination to approve the Management Agreement are discussed separately below.

Nature, Extent and Quality of Services

The Board considered the nature, extent and quality of services provided to the Funds by IICO, taking into account the large amount of materials produced by IICO in response to the 15(c) due diligence requests submitted by independent legal counsel to the Independent Trustees.

The Board also took into account the report from its Investment Oversight Committee (the "IOC"), in light of that committee's duties to assist the Board in the 15(c) process. The IOC had reported to the Board on its review of the performance of the Funds, IICO's investment risk management function, and the on-going changes IICO has been undertaking for itself and the overall fund complex. As such, the Board examined all of IICO's activities in light of performance and expense structure, as well as the proposed overall rationalization of the fund complex, which is designed to provide economies of scale to the shareholders, reduce the Funds' expenses and enhance the performance of the Funds, particularly in the context of substantial industry change and regulatory developments.

The Board likewise considered the knowledge it had received from its regular meetings, including from the materials provided in connection with those meetings, such as the resources and key personnel of IICO, as well as the other services provided to the Funds by IICO (such as managing the quality of execution of portfolio transactions and the selection of broker-dealers for those transactions, monitoring adherence to each Fund's investment restrictions, producing reports, providing support services for the Board and Board committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various Fund policies and procedures and with applicable laws and regulations). The Board also took into account the compliance environment at IICO, noting the resources that IICO has dedicated towards compliance. The Board concluded that the nature and extent of the services provided by IICO were appropriate, that the quality of those services had been consistent with quality norms in the industry and that the Funds were likely to benefit from the continued provision of those services.

Benefits from the Relationship with the Funds

The Board next discussed whether IICO derives any other direct or indirect benefit from serving the Funds. In that regard, the Board discussed the transfer agency/shareholder servicing fees that Waddell & Reed Services Company, an affiliate of IICO, provides the Funds. The Board also considered the benefits that accrue to each service provider organization from its respective relationship with the Funds, including the fact that a variety of services are provided by affiliates of IICO, including distribution, administrative and Fund accounting services, and, as discussed above, shareholder servicing. After full consideration of these and other factors, the Board concluded that none of IICO nor any of its affiliates receives any additional direct or indirect benefits that would preclude the Board from approving the continuation of the Management Agreement with IICO.

Economies of Scale

The Board discussed whether economies of scale are being realized by the Funds and whether fee levels reflect those economies of scale for the benefit of the Funds' shareholders. The Board considered the fact that as a Fund's assets have grown, the expenses of that Fund generally have fallen. Additionally, in that regard, the Board considered the significant number of initiatives that IICO is undertaking to seek to rationalize the fund complex, reduce expenses and enhance performance.

Performance of the Funds and Costs of Services Provided

The Board considered the performance of each Fund and the costs of the services provided, focusing in particular on a number of Funds that the independent fee consultant had identified. Specifically, the Board examined the investment performance of each Fund, including the percentile ranking of each Fund over various periods of time. The Board also examined the performance of each Fund against its respective Lipper index for the same periods. After extensively reviewing all of the performance information provided, the Board concluded that the Funds' performance in each asset class was acceptable. Although the performance of some of the focus Funds identified by the independent fee consultant lagged that of their peers or respective Lipper index, the Board recognized that IICO had taken, or was taking, steps to address that underperformance, and determined to continue to monitor closely the performance of those Funds.

The Board also considered the expenses and expense ratio of each Fund, and the expense limitation and fee reduction arrangements entered into by IICO in light of the services provided by IICO. The Board also compared each Fund's expenses, including advisory, distribution and shareholder servicing fees, with the expenses and advisory fees of other investment advisers managing similarly situated funds, as well as the advisory fees that IICO (or an affiliate) charges for providing advisory services to other accounts in the same asset class for certain Funds. In that regard, the Board noted that IICO performs significant additional services for the Funds as compared to those other accounts. The Board also took into account the information on IICO's profitability in managing the Funds, including the methodology used to calculate profitability. The Board finally considered the amount of assets in each Fund, each Fund's average account size and how those factors affect the Funds' expense ratios, noting that, as the Funds' assets have increased or decreased over time, the expense ratios of the Funds generally have fallen or risen, respectively. After completing this examination, the Board concluded that each Fund's expenses are appropriate at the current time.

Independent Fee Consultant Review

Independent legal counsel, on behalf of the Independent Trustees, engaged an independent fee consultant to assist them in evaluating the reasonableness of the management fees charged by IICO to the Funds. The independent fee consultant's review addressed the following fee-related factors:

1. The nature, extent and quality of IICO's services to the Funds;

2. Management fees and expenses in the context of performance;

3. Product category expenses, including peers;

4. Profit margins of IICO's parent from supplying such services;

5. Subadviser and institutional fee analyses; and

6. Possible economies of scale as a Fund grows larger.

The following summarizes the findings of the independent fee consultant retained by the Independent Trustees.

Summary Findings

The report stated that IICO delivered reasonable levels of performance in the longer-term periods and reasonable levels of service to the Funds in relation to its management fees as compared to the investment advisers of comparable funds. For the 36 months ended March 31, 2018, approximately 15% of the funds within the Fund Complex (including the Funds) were in the top quartile of performance and 33% of such funds were in the top two quartiles of performance and that short-term performance of such funds were showing signs of improvement. Specifically, the report noted that 49% of the funds were in the top two quartiles in the one-year period, and that 31% of all such funds had improving performance in their one-year period. The independent fee consultant noted that the funds' performance appeared to be grounded in a number of institutional competitive advantages at IICO including economic analysis, investment management depth, ability to attract top talent, strategic vision, performance-focused culture, and an effective trading infrastructure.

The report further indicated that total expenses of the funds, on average, were 4% below the average total expenses of their respective Broadridge Expense Group peers and flat compared to the average total expenses for their Broadridge Expense

Universes. The management fees for the funds were 4% over the average management fees of their respective Broadridge Expense Group peers and 6% over the average management fees for their Broadridge Expense Universes.

The report also stated that the management fees IICO charges to the funds are reasonable in relation to the management fees it charges to its institutional account clients. The report noted that these institutional account clients have different service and infrastructure needs and in addition, the average spread between management fees IICO charged to the funds and those it charges to institutional account clients is reasonable relative to the average fee spreads computed from industry surveys.

The report stated that while it was difficult to confirm overall economies of scale, it was clear that the funds' shareholders generally are benefitting from lower expenses as the funds' assets grow through management fee breakpoints, decline in transfer agency expenses, decline in custody contract rates and declines in other non-management expenses.

The report also noted that the overall profitability of IICO's parent relative to other complexes is reasonable. Finally, the report noted that IICO has continued to invest in AUM growth, which is designed to help drive down fund expenses and attract top investment management talent, as well as in fund mergers, which could help drive down expenses, both of which can benefit the funds' investors.

Finally, the report also examined the fees that IICO retains on funds that are subadvised by unaffiliated subadvisers, and indicated that those fees are reasonable relative to the industry. The report also stated that the subadvisory fees that IICO earns for serving as a subadviser to an unaffiliated fund when compared to fees of similar funds likewise are reasonable relative to the industry.

Conclusions

The independent fee consultant's report concluded that it believes that the services provided by IICO and its affiliates and expenses incurred by the Funds in the previous 12 months are reasonable and provide adequate justification for renewal of the Funds' existing Management Agreement.

Waddell & Reed, Inc., the Ivy Variable Insurance Portfolios and the InvestEd Portfolios ("Ivy") are committed to ensuring their clients have access to a broad range of products and services to help them achieve their personal financial goals. Accurate information lies at the heart of our pledge to provide these products and services, and we strive to protect your personal nonpublic information. In the course of doing business with Ivy, clients are requested to share financial information and they may be asked to provide other personal details. Clients can be assured that Ivy is diligent in its efforts to keep such information confidential.

Recognition of a Client's Expectation of Privacy

At Ivy, we believe the confidentiality and protection of client information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our clients' trust. Thus, the safekeeping of client information is a priority for Ivy.

Information Collected

In order to tailor available financial products to your specific needs, Ivy may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Ivy may also gather information about your transactions with us, our affiliates and others.

Categories of Information that may be Disclosed

While Ivy may disclose information it collects from applications and other forms, as described above, we at Ivy also want to assure all of our clients that whenever information is used, it is done with discretion. The safeguarding of client information is an issue we take seriously.

Categories of Parties to whom we disclose nonpublic personal information

Ivy may disclose nonpublic personal information about you to selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our clients. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our clients; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a client.

In addition, Ivy has entered into a Protocol with a number of other brokerage firms intended to further our clients' freedom of choice in connection with the movement of their financial advisors to new firms. In the event your account is maintained through Ivy and your financial advisor leaves Ivy to join a firm that has likewise entered the Protocol, Ivy may disclose your name, address and telephone number to the departed advisor's new firm.

Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures; that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, you may make this request in writing to: Ivy, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, KS 66201, or you may call 1-888-923-3355 and a Client Services Representative will assist you.

Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive client, we will adhere to the privacy policies and practices as described in this notice.

Proxy Voting Guidelines

A description of the policies and procedures the underlying Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.923.3355 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how the InvestEd Portfolios and the underlying funds, as applicable, voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX at www.ivyinvestments.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION

(UNAUDITED)

Portfolio holdings can be found on the Trust's website at www.ivyinvestments.com. Alternatively, a complete schedule of portfolio holdings of each Portfolio for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

HOUSEHOLDING NOTICE

(UNAUDITED)

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Portfolios) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

- Fax your request to 800.532.2749.
- Write to us at the address listed on the back cover.
- Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

INVESTED PORTFOLIOS

InvestEd Aggressive Portfolio

InvestEd Growth Portfolio

InvestEd Balanced Portfolio

InvestEd Conservative Portfolio

InvestEd Income Portfolio

InvestEd Fixed Income Portfolio

1.888.923.3355

Visit us online at www.ivyinvestments.com

Before investing, investors should carefully consider the investment objectives, risks, charges and expenses of the IVY InvestEd℠ 529 PLAN. This and other important information is contained in the IVY InvestEd℠ 529 PLAN Program Overview, IVY InvestEd℠ 529 PLAN Account Application, and the prospectuses, or if available, summary prospectuses, all of which may be obtained at ivyinvestments.com or from a financial advisor. Read them carefully before investing.

An investor should also consider, before investing, whether the investor's or designated beneficiary's home state offers any state tax or other benefits that are only available for investments in such state's 529 college savings plan.